Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. +1.215.963.5000 Fax: +1.215.963.5001 www.morganlewis.com

Joanne R. Soslow

Partner

215.963.5262

jsoslow@morganlewis.com

April 29, 2015

VIA EDGAR AND FEDERAL EXPRESS

United Statements Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:	Jeffrey P. Riedler
Assistant Director

Re:	Cerecor Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted April 18, 2014
CIK Number: 0001534120

Dear Mr. Riedler:

On behalf of our client, Cerecor Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated May 13, 2014, to Blake M. Paterson, President and Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 1 to the Draft Registration Statement on Form S-1 referred to above (the “Draft Registration Statement”).  The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes in response to the Staff’s comments.  For the convenience of the Staff’s review, copies of this letter and the Registration Statement, marked to reflect changes against the Draft Registration Statement that was confidentially submitted on April 18, 2014, are being delivered to Mr. Bryan J. Pitko.

In response to your letter, set forth below are your comments in bold followed by the Company’s responses.  Except for page references appearing in the headings and the Staff’s comments below (which are references to the Draft Registration Statement), all page references herein correspond to the page of the revised Registration Statement.

Almaty  Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Prospectus Summary
Risks Associated with Our Business, page 4

1.                                      Please revise your second bullet point to highlight that recurring operating losses and a lack of current sources of revenue have raised substantial doubt as to your ability to continue as a going concern.  Please also highlight that you have received a going concern opinion from your independent registered public accountant.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Registration Statement to highlight (i) that recurring operating losses and a lack of current sources of revenue have raised substantial doubt as to the Company’s ability to continue as a going concern and (ii) the Company received a going concern opinion from its independent registered public accountant.

2.                                      Please include a bullet point in this discussion that addresses your failure to maintain effective internal control over financial reporting, as discussed in the risk factor you have added to page 50.

Response:  The Company respectfully advises the Staff that the Company has adequately remediated its failure to maintain effective monitoring and oversight controls over financial reporting related to the controls around our accounting review for complex financial instruments.  The remediation actions included:

•                  adding resources to the accounting organization;

•                  additional training and competencies related to accounting review for complex financial instruments; and

•                  increased our use of third party consultants in evaluating and accounting for complex financial instruments.

As a result of the actions taken, the Company does not believe it needs to include a separate bullet point in the Registration Statement.

Business
Overview, page 82

3.                                      We note your response to prior comment 7.  Please also revise your disclosure to provide the basis for your belief that your portfolio of clinical and preclinical compounds is “best-in-class” on page 82 or remove this statement.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 to explain the basis for why the Company believes that the Company’s portfolio of clinical and preclinical compounds are best-in-class.

Notes to Financial Statements
Note 9.  Convertible Preferred Stock and Stockholders’ Equity
Series A-1 Convertible Preferred Stock Transaction, page F-20

4.                                      We acknowledge your response to previous comment 26.  Please address the following additional comments:

Response:  The Company acknowledges the Staff’s comment and is providing responses to each of the three bullet points in Comment #4 sequentially below:

Comment #1:  Please tell us why it is appropriate to accrete your Series A-1 convertible preferred stock over 31 years;

Response:  The Company’s Series A-1 convertible preferred stock accrued cumulative and non-compounding dividends, which was payable solely in shares of common stock, at a rate of 2.5% per annum but could increase up to 12.5% per annum if the Company did not complete a qualified initial public offering by certain dates. The accruing dividends were only payable upon the conversion of the Series A-1 convertible preferred stock into common stock or certain deemed liquidation events.  The Company has concluded that the continuous conversion ratio adjustment feature for the Series A-1 convertible preferred stock, which arises due to the accrued cumulative and non-compounding dividends on the Series A-1 convertible preferred stock which was payable solely in shares of common stock, most closely resembles the multiple-step discount convertible instrument illustrated in ASC 470-20-55-69, in that the instrument’s conversion price decreases solely by the passage of time.

The amount of beneficial conversion feature recognized was based on the most favorable conversion ratio that would be in effect at the conversion date (assuming no changes in current circumstances), but limited to the allocated proceeds for the Series A-1 convertible preferred stock. In this case, the most favorable conversion ratio would be unlimited because of the continuous conversion ratio adjustment to perpetuity. Therefore, the Company recognized the entire amount of proceeds allocated to the Series A-1 convertible preferred stock to the beneficial conversion feature.

Pursuant to the subsequent measurement guidance set forth in ASC 470-20-35-7(b) for a multiple-step discount convertible instrument that does not have a stated redemption date (which was the case in this instance because the Series A-1 convertible preferred stock does not have a stated maturity date), the Company amortized the discount recognized for the beneficial conversion feature over the minimum period in which the holders of the Series A-1 convertible preferred stock could have recognized the intrinsic value using the effective interest method. That minimum period corresponded to 31 years from the issuance date based on the projection that the holder could have realized the full intrinsic value of the beneficial conversion feature at that time.

ASC 470-20-55-69 re-emphasizes the guidance in ASC 470-20-35-7(b) which provides that the amortization recognized may require adjustment to ensure the discount amortized at any point in time is not less than the amount the holder of the instrument could obtain if the conversion occurred at that date. Therefore, at each applicable reporting date, the Company ensured the cumulative amortization equals the greater of (1) the amount derived using the effective interest method and (2) the amount of intrinsic value that the investors can realize on that reporting date.

However, coinciding with the issuance of the Series B convertible preferred stock in July 2014 (the “Series B financing”), the charter was amended, including to remove the Series A-1 dividend, and the Series A-1 holders received, in the aggregate, 193,930 shares of common stock representing the stock dividends earned through the issuance date.

Comment #2:  Please tell us why you have accreted only $1 at both September 30, 2013 and December 31, 2013; and

Response:  As of September 30, 2013 and December 31, 2013, the effective conversion price of the Series A-1 convertible preferred stock was $0.72 per share, which was in excess of the issuance date fair value of the Company’s common stock of $0.32 per share.  If the holders of the Series A-1 convertible preferred stock would have converted their shares into common stock on such dates, the holders would not have realized any portion of the intrinsic value that the Company recognized at inception because the conversion price was in excess of the fair value per share of the Company’s common stock at such time. Accordingly, the Company amortized only $1, which was the amount derived, using the effective interest method, of the discount recognized for the beneficial conversion feature. The reason for the minimum amortization amount is due to the low carrying amount of the Series A-1 convertible preferred stock during such initial periods.

Comment #3:  Please tell us how you intend to handle the unamortized discount associated with the Series A-1 convertible preferred stock upon conversion prior to your IPO.

Response:  As noted above, in connection with the Series B financing, the Company has modified certain of the rights and preferences of the Series A-1 convertible preferred stock, including the elimination of the 2.5% common stock dividend.  Immediately prior to the elimination of the dividend, the Company issued a common stock dividend on the Series A-1 convertible preferred stock  equal to the accrued dividend to date, or 193,930 shares of common stock.  The Company accounted for the elimination of the Series A-1 convertible preferred stock dividend as an extinguishment because the elimination of the conversion ratio adjustment feature was deemed to be substantial.

Because the Series A-1 convertible preferred stock had a beneficial conversion feature that was separately accounted for in equity, the Company considered the Emerging Issues Task Force’s tentative guidance related to reacquisition of a beneficial conversion feature in an extinguishment or redemption of preferred stock transaction (Issue 12 of EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“Issue 12”)). Even though Issue 12 was never finalized, absent any other specific authoritative guidance, the Company believes it is an appropriate approach to follow in light of the correlation between Issue 12 and the elimination of the dividend on the Series A-1 convertible preferred stock.  Under this guidance, the Company concluded that a portion of the reacquisition price should be allocated to the repurchase of the beneficial conversion option. The amount of the reacquisition price allocated to the reacquisition of the beneficial conversion option was equal to the intrinsic value that was previously recognized for the beneficial conversion feature. The residual amount was allocated to the extinguishment of the Series A-1 convertible preferred stock, and the difference between the residual amount allocated to the Series A-1 convertible preferred stock and the carrying amount of the Series A-1 convertible preferred stock was added to earnings available to common stockholders for purposes of computing earnings per share.

5.                                      You disclose on page F-21 and F-44 that the fair value allocated to the warrants was $300,000 million where it appears that the amount was $300,000.  Please revise your filing accordingly.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure accordingly in the full year audited financial information for the 2013 and 2014 fiscal years that are now presented in the Registration Statement.

Unaudited Financial Statements, page F-28

6.                                      Please tell us why you continue to present interim financial information throughout your filing as of September 30, 2013 and for the nine months then ended and for the comparable period in 2012.  Reference for us the authoritative guidance you rely upon to present this information.

Response:  The Company respectfully advises the Staff that the Company presented interim financial information as of September 30, 2013 and for the nine months then ended and for the comparable period in 2012 because the Company restated its September 30, 2013 financial statements, which were previously included in the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on December 20, 2013, to appropriately reflect the discount related to the beneficial conversion feature on the Company’s Series A-1 Convertible

Preferred Stock.  Consistent with Article 3 of Regulation S-X, the Company further advises the Staff that the Company no longer presents interim financial information as of September 30, 2013 and for the nine months then ended and for the comparable period in 2012, but rather has now presented in the Registration Statement full year audited financial information for the 2013 and 2014 fiscal years.

We hope the foregoing have been responsive to the Staff’s comments.  If you have any questions, please feel free to contact me at (215) 963-5262 or Kevin Shmelzer at (215) 963-5716.

Very truly yours,

/s/ Joanne R. Soslow
Joanne R. Soslow

cc:                                Kevin S. Shmelzer
                                                Blake M. Paterson

Mitchell S. Nussbaum

Tahra T. Wright